EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS
FOURTH QUARTER EARNINGS OF $22.3 MILLION

HOUSTON, Jan. 15, 2003 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported fourth quarter net income applicable to common stockholders of $22.3 million, or $0.35 diluted earnings per share – more than double its earnings in the prior-year period – as the company maintained its strong operating performance and cost controls while expanding its regional jet fleet.

The results represent ExpressJet's third consecutive quarter of improved earnings since its initial public offering in April 2002. For the full year ended December 31, 2002, net income applicable to common stockholders increased by 75.3 percent over 2001 to $84.3 million, or $1.38 diluted earnings per share.

"ExpressJet's financial results directly reflect the hard work and dedication of all its employees to deliver the highest quality of service, while rapidly transitioning to an all-jet operation," said ExpressJet President and CEO Jim Ream.

Ream added, "In addition to exceptional financial results, we expanded our infrastructure to support planned growth in 2003 and beyond, generated $93.4 million more in cash from operating activities to prepay $80.0 million in debt during 2002 and increased our cash balance by $49.0 million versus 2001."

Fourth Quarter and Year-end Operating Results

Fourth quarter operating revenue increased 26.3 percent to $284.0 million, from $224.9 million in the fourth quarter of 2001. Also in the fourth quarter, revenue passenger miles were up 27.0 percent on a 22.8 percent increase in available seat miles (ASMs), resulting in a 2.0 point year-over-year gain in load factor to 64.7 percent. The company also achieved a 99.9 percent controllable completion factor during the fourth quarter, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 98.8 percent, reflecting a favorable operating environment in the quarter.

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Year-end operating revenue increased 11.1 percent to $1.1 billion, compared with $980.5 million in 2002. Capacity grew by 14.4 percent to 6.2 billion ASMs relative to 2001. The company also achieved a 99.9 percent controllable completion factor for the year. ExpressJet's overall 2002 completion rate was 99.0 percent – including a record 100 days of 100 percent completions during the year.

In the fourth quarter 2002, ExpressJet achieved a 1.9 percent reduction in unit costs versus 2001 through labor productivity gains, reduced maintenance costs and lower airport processing costs. Without the $12.8 million Air Transportation Safety and System Stabilization Act grant in the fourth quarter 2001, operating cost per ASM improved 7.8 percent.

ExpressJet added 18 Embraer jets to its operating fleet and retired the 12 remaining turboprops during the quarter to end the year with an all-jet fleet of 188 aircraft. The 18 Embraer jets added in the fourth quarter are new extended-range ERJ-145XR, a 50-seat regional jet capable of 1,500-mile flights. In 2003, ExpressJet expects to add 48 more extended-range regional jets.

ExpressJet's ERJ-145XR led to the following new routes in the fourth quarter of 2002: from Continental Airlines' New York hub, Newark Liberty International Airport, to Oklahoma City, Okla., Omaha, Neb., and Daytona Beach, Fla; and from the Houston hub, George Bush Intercontinental Airport, to Charleston, W. Va., Palm Springs, Calif., Richmond, Va., and Villahermosa, Mexico. In conjunction with its retirement of all remaining turboprops, ExpressJet introduced all-jet service to 11 existing markets from Houston.

Fourth Quarter and Year-end Financial Results

ExpressJet's fourth quarter 2002 operating income reflected a 13.5 percent operating margin, as compared with an operating margin of 9.4 percent for fourth quarter 2001. The 13.5 percent operating margin included the benefits of cost savings and $3.0 million in performance incentive payments.

ExpressJet ended the fourth quarter with $120.9 million in cash, $49.0 million more than the prior-year's $71.9 million. During the quarter, the company made voluntary principal payments totaling $50.0 million on its note payable to Continental Airlines, reducing the outstanding balance to $325.5 million.

For the full-year ended December 31, 2002, ExpressJet's operating income reflected a 13.6 percent operating margin as compared with an operating margin of 10.3 percent for the full-year ended December 31, 2001. Total incentive payments earned by ExpressJet in 2002 were $14.7 million. Compared to 2001, the year-end operating cost per ASM declined 6.4 percent.

Capital expenditures for the full year 2002 totaled $55.1 million or $29.1 million net of sales of fixed assets and parts related to turboprop retirements, compared with $66.1 million for 2001. ExpressJet plans capital expenditures of approximately $92.8 million in 2003, including approximately $25.0 million in planned expenditures that were carried over from its 2002 budget.

ExpressJet Holdings will conduct a telephone briefing to discuss its fourth quarter results today at 12:00 p.m. CST/1:00 p.m. EST. A live webcast of this briefing will be available online at expressjet.com - investor relations.

Corporate Background

ExpressJet employs more than 5,600 people and provides Continental Airlines with all of its regional jet airline capacity at its hub airports in New York/Newark, Houston and Cleveland with approximately 950 daily departures and service to 110 cities in 33 states, the District of Columbia, Mexico and Canada. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

Portions of this news release contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. ExpressJet Holdings, Inc. relies on this safe harbor in making such disclosures. The statements regarding our growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our expectations and assumptions about future events and are subject to uncertainties and other factors, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these uncertainties and assumptions, the events described in the forward-looking statements of this news release might not occur or might occur to a materially different extent than described in this news release. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Increase/ (Decrease)
	2002	**2001**	
Operating Revenue	$ 284,005	$ 224,882	26.3%
Operating Expenses:			
Wages, salaries, and related costs	61,166	56,150	8.9%
Aircraft rentals	53,499	44,229	21.0%
Aircraft fuel	27,129	22,588	20.1%
Maintenance, materials and repairs	24,636	27,172	(9.3%)
Other rentals and landing fees	24,433	15,990	52.8%
Ground handling	19,232	17,725	8.5%
Depreciation and amortization	7,887	6,020	31.0%
Outside services	5,412	5,967	(9.3%)
Hull and war risk related insurance	4,130	2,984	38.4%
Government grant	-	(12,800)	n/m
Other operating expenses	18,027	17,749	1.6%
	245,551	203,774	20.5%
Operating Income	38,454	21,108	82.2%
Nonoperating Income (Expense):			
Interest expense, net	(2,619)	(4,452)	(41.2%)
Interest income	616	1,070	(42.4%)
Other, net	245	32	n/m
	(1,758)	(3,350)	(47.5%)
Income Before Income Taxes	36,696	17,758	n/m
Income tax expense	14,191	7,120	99.3%
Net Income	$ 22,505	$ 10,638	n/m
Preferred Stock Dividend	(185)	-	n/m
Net Income Applicable to Common Stockholders	$ 22,320	$ 10,638	n/m
Basic EPS	$ 0.35	$ 0.20	75.0%
Diluted EPS	$ 0.35	$ 0.20	75.0%
Operating Margin	13.5%	9.4%	4.1pts
Basic Shares Used for EPS Calculation (in millions)	64.0	54.0	18.5%
Diluted Shares Used for EPS Calculation (in millions)	64.0	54.0	18.5%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Year Ended December 31,		Increase/ (Decrease)
	2002	**2001**	
Operating Revenue	$ 1,089,099	$ 980,473	11.1%
Operating Expenses:			
Wages, salaries, and related costs	237,307	213,604	11.1%
Aircraft rentals	199,160	168,748	18.0%
Aircraft fuel	100,115	109,841	(8.9%)
Maintenance, materials and repairs	97,220	135,447	(28.2%)
Other rentals and landing fees	89,114	71,291	25.0%
Ground handling	74,083	72,776	1.8%
Depreciation and amortization	29,787	23,045	29.3%
Outside services	19,837	22,693	(12.6%)
Hull and war risk related insurance	17,980	5,405	n/m
Government grant	(541)	(24,900)	n/m
Other operating expenses	77,257	81,543	(5.3%)
	941,319	879,493	7.0%
Operating Income	147,780	100,980	46.3%
Nonoperating Income (Expense):			
Interest expense, net	(13,081)	(23,426)	(44.2%)
Interest income	3,553	2,353	51.0%
Other, net	354	(202)	n/m
	(9,174)	(21,275)	(56.9%)
Income Before Income Taxes	138,606	79,705	73.9%
Income tax expense	53,822	31,631	70.2%
Net Income	$ 84,784	$ 48,074	76.4%
Preferred Stock Dividend	(504)	-	n/m
Net Income Applicable to Common Stockholders	$ 84,280	$ 48,074	75.3%
Basic EPS	$ 1.38	$ 0.89	55.1%
Diluted EPS	$ 1.38	$ 0.89	55.1%
Operating Margin	13.6%	10.3%	3.3pts
Basic Shares Used for EPS Calculation (in millions)	61.1	54.0	13.1%
Diluted Shares Used for EPS Calculation (in millions)	61.1	54.0	13.1%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS

	Three Months Ended December 31,		Increase/ (Decrease)
	2002	**2001**	
Revenue Passenger Miles (millions)	1,077	848	27.0%
Available Seat Miles (millions)	1,663	1,354	22.8%
Passenger Load Factor	64.7%	62.7%	2.0pts
Operating Cost per Available Seat Mile (cents)[1]	14.76	15.05	(1.9%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	61.1	63.8	(4.2%)
Fuel Gallons Consumed (millions)	44.4	35.4	25.4%
Average Length of Aircraft Flight (miles)	432	397	8.8%
Block Hours (thousands)	124,476	117,145	6.3%
Actual Aircraft in Fleet at End of Period	188	170	10.6%
Average Daily Utilization of Each Aircraft	7 hrs 19 min	7 hrs 34min	(3.3%)
Controllable Completion Factor	99.9%	99.8%	0.1pts
Completion Factor	98.8%	99.0%	(0.2pts)

	Year Ended December 31,		Increase/ (Decrease)
	2002	**2001**	
Revenue Passenger Miles (millions)	3,952	3,388	16.6%
Available Seat Miles (millions)	6,219	5,437	14.4%
Passenger Load Factor	63.5%	62.3%	1.2pts
Operating Cost per Available Seat Mile (cents)[1]	15.14	16.18	(6.4%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	60.72	76.01	(20.1%)
Fuel Gallons Consumed (millions)	164.9	144.5	14.1%
Average Length of Aircraft Flight (miles)	414	379	9.2%
Block Hours (thousands)	494,830	509,734	(2.9%)
Actual Aircraft in Fleet at End of Period	188	170	10.6%
Average Daily Utilization of Each Aircraft	7 hrs 38 min	8 hrs 00 min	(4.6%)
Controllable Completion Factor	99.9%	99.1%	0.8pts
Completion Factor	99.0%	95.2%	3.8pts

[1] Operating cost per available seat mile includes the government grant received in 2002 and 2001. Excluding the government grant, operating cost per available seat mile would have been 16.00 cents for the three months ended December 31, 2001 and 15.15 cents and 16.63 cents for the years ended December 31, 2002 and 2001, respectively.

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